InterOil Acquires Minority Interests In PRL15

PORT MORESBY, Papua New Guinea and SINGAPORE, March 26, 2014 /PRNewswire/ -- InterOil Corporation (NYSE: IOC; POMSoX: IOC) announced that it has completed the acquisition of an additional 1.0536% participating interest in Petroleum Retention License 15.

The consideration for the interests was $41.53m, satisfied by the issue of common shares of InterOil.

About InterOil
InterOil Corporation is an independent oil and gas business with a primary focus on Papua New Guinea and the surrounding region. InterOil's assets include one of Asia's largest undeveloped gas fields, Elk-Antelope, in the Gulf Province, exploration licenses covering about 16,000sqkm (4 million acres), Papua New Guinea's only oil refinery, and retail and commercial petroleum distribution facilities throughout the country. The company employs more than 1100 people and has its main offices in Singapore and Port Moresby. InterOil is listed on the New York and Port Moresby stock exchanges.

Investor contacts for InterOil

Houston	Singapore
Wayne Andrews, Vice President Capital Markets	Don Spector, Chief Financial Officer
Wayne.Andrews@InterOil.com	Don.Spector@InterOil.com
Phone: +1-281-292-1800	Phone: +65-6507-0222

Meg LaSalle, Investor Relations Coordinator
Meg.LaSalle@InterOil.com
Phone: +1-281-292-1800

Media contacts for InterOil
John Hurst, Cannings
jhurst@cannings.net.au
Phone: +61 418 708 663